

Select Income REIT

Third Quarter 2013
Supplemental Operating and Financial Data

Exhibit 99.2

SIR LISTED NYSE

All amounts in this report are unaudited.

1800 South Novell Place, Provo, UT
Major Tenant: Novell, Inc.
Office Property
Lease Expiration: 2024

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

• THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

• THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,

• OUR ACQUISITIONS OF PROPERTIES,

• OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

• OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

• OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

• THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

• OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,

• OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

• OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

• THE CREDIT QUALITY OF OUR TENANTS, AND

• OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

• THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

• COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES, AND

• ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

• OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

• CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN THOSE ACQUISITIONS NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE ACQUISITIONS CHANGING,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, OR LEASE TERMS FOR NEW PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION DETAILS PAST RENT RESETS THAT REFLECT OUR RENTS INCREASING AS A RESULT OF THOSE RESETS AND PRESENTS A SCHEDULE OF UPCOMING RENT RESETS. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS BY THE AMOUNTS SIMILAR TO PAST RESETS, AND FUTURE RESET RENTS COULD DECREASE,

- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- OUR EXPECTATION THAT THERE ARE SIGNIFICANT INVESTMENT OPPORTUNITIES IN SINGLE TENANT, NET LEASED PROPERTIES, ESPECIALLY IN SUBURBAN AREAS, AND THAT WE WILL ACQUIRE SUCH PROPERTIES, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH CWH, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Former Damon Estate, Honolulu, HI
185 Properties
Square Feet: 9,600,000

CORPORATE INFORMATION


Honolulu CBD
Certain of the land parcels included in the former Damon Estate properties



COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of September 30, 2013, we owned 273 properties with approximately 25.7 million rentable square feet, including 229 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,700 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 860 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns 44.2% of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of September 30, 2013. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 9/30/2013):

Total properties	273
Total sq. ft. (000s)	25,702
Percent leased	95.6%



INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Treasurer and Chief Financial Officer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@sirreit.com or Katie Strohacker, Senior Manager, Investor Relations at (617) 796-8222 or kstrohacker@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
646-855-5808

MLV & Co.
Jonathan Petersen
(646) 556-9185

Morgan Stanley
Vikram Malhotra
(212) 761-7064

RBC Capital Markets
Rich Moore
(440) 715-2646

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.

FINANCIAL INFORMATION

45101 – 45301 Warp Drive, Sterling, VA
Major Tenant: Orbital Sciences Corp.
Office Property
Lease Expiration: 2023



KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	49,830	39,293	39,283	39,283	31,233
Weighted average common shares outstanding [1]	49,686	39,288	39,283	33,070	31,206
Common Share Data:					
Price at end of period	$ 25.80	$ 28.04	$ 26.45	$ 24.77	$ 24.62
High during period	$ 28.24	$ 30.14	$ 28.13	$ 26.75	$ 26.59
Low during period	$ 23.79	$ 26.01	$ 24.58	$ 23.78	$ 23.40
Annualized dividends paid per share [2]	$ 1.76	$ 1.76	$ 1.68	$ 1.68	$ 1.60
Annualized dividend yield (at end of period) [2]	6.8%	6.3%	6.4%	6.8%	6.5%
Annualized Normalized FFO multiple (at end of period) [3]	9.8x	9.1x	8.7x	10.3x	9.5x
Annualized NOI / total market capitalization [4]	9.0%	8.6%	8.7%	8.1%	8.1%
Market Capitalization:					
Total debt (book value)	$ 457,309	$ 612,471	$ 615,616	$ 472,778	$ 469,931
Plus: market value of common shares (at end of period)	1,285,614	1,101,776	1,039,035	973,040	768,956
Total market capitalization	$ 1,742,923	$ 1,714,247	$ 1,654,651	$ 1,445,818	$ 1,238,887
Total debt / total market capitalization	26.2%	35.7%	37.2%	32.7%	37.9%
Book Capitalization:					
Total debt	$ 457,309	$ 612,471	$ 615,616	$ 472,778	$ 469,931
Plus: total shareholders' equity	1,197,526	911,924	906,225	900,183	713,288
Total book capitalization	$ 1,654,835	$ 1,524,395	$ 1,521,841	$ 1,372,961	$ 1,183,219
Total debt / total book capitalization	27.6%	40.2%	40.5%	34.4%	39.7%
Selected Balance Sheet Data:					
Total assets	$ 1,715,151	$ 1,580,773	$ 1,578,275	$ 1,430,652	$ 1,239,932
Total liabilities	$ 517,625	$ 668,849	$ 672,050	$ 530,469	$ 526,644
Gross book value of real estate assets [5]	$ 1,697,426	$ 1,551,617	$ 1,550,355	$ 1,391,401	$ 1,209,597
Total debt / gross book value of real estate [5]	26.9%	39.5%	39.7%	34.0%	38.9%

[1] In July 2013 and December 2012, we sold 10,500 and 8,050 of our common shares, respectively, in public offerings.

[2] The amounts stated reflect the amounts paid during the period. Amounts paid during the period ended September 30, 2012 related to our first 20 days as a public company are excluded. In October 2013, we announced our regular quarterly distribution rate will be increased to $0.46 per common share ($1.84 per common share per year).

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.



KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Selected Income Statement Data:					
Total revenues	$ 48,584	$ 45,946	$ 43,860	$ 36,405	$ 30,878
NOI [1]	$ 39,297	$ 36,935	$ 35,986	$ 29,437	$ 25,168
Adjusted EBITDA [2]	$ 36,153	$ 34,057	$ 33,343	$ 26,978	$ 22,657
NOI margin [3]	80.9%	80.4%	82.0%	80.9%	81.5%
Net income	$ 23,594	$ 22,787	$ 22,632	$ 17,169	$ 15,719
Normalized FFO [4]	$ 32,869	$ 30,238	$ 29,830	$ 23,559	$ 20,190
Common distributions paid [5]	$ 21,909	$ 17,284	$ 16,499	$ 13,118	$ 12,480
Per Share Data:					
Net income	$ 0.47	$ 0.58	$ 0.58	$ 0.52	$ 0.50
Normalized FFO [4]	$ 0.66	$ 0.77	$ 0.76	$ 0.71	$ 0.65
Common distributions paid [5]	$ 0.44	$ 0.44	$ 0.42	$ 0.42	$ 0.40
Normalized FFO payout ratio [4]	66.7%	57.2%	55.3%	55.7%	61.8%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	11.2x	9.0x	9.6x	8.6x	9.2x
Total Debt / annualized Adjusted EBITDA [2]	3.2x	4.5x	4.6x	4.4x	5.2x

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[2] See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount.

[3] NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[4] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] The amounts stated reflect the amounts paid during the period. Amounts paid during the period ended September 30, 2012 related to our first 20 days as a public company are excluded. In October 2013, we announced our regular quarterly distribution rate will be increased to $0.46 per common share ($1.84 per common share per year).

CONDENSED CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share data)

	September 30, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 705,645	$ 675,092
Buildings and improvements	866,280	620,686
	1,571,925	1,295,778
Accumulated depreciation	(61,587)	(46,697)
	1,510,338	1,249,081
Acquired real estate leases, net	114,937	95,248
Cash and cash equivalents	14,540	20,373
Restricted cash	42	42
Rents receivable, net of allowance for doubtful accounts		
of $764 and $644, respectively	52,174	38,885
Deferred leasing costs, net	5,541	4,816
Deferred financing costs, net	5,313	5,517
Due from related persons	-	585
Other assets	12,266	16,105
Total assets	$ 1,715,151	$ 1,430,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 80,000	$ 95,000
Term loan	350,000	350,000
Mortgage notes payable	27,309	27,778
Accounts payable and accrued expenses	20,023	19,703
Assumed real estate lease obligations, net	19,317	20,434
Rents collected in advance	9,491	6,518
Security deposits	9,658	9,335
Due to related persons	1,827	1,701
Total liabilities	517,625	530,469
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 75,000,000 and 50,000,000 shares		
authorized, respectively, 49,829,792 and 39,282,592 shares issued and outstanding respectively	498	393
Additional paid in capital	1,160,904	876,920
Cumulative net income	120,263	51,251
Cumulative other comprehensive income (loss)	(42)	25
Cumulative common distributions	(84,097)	(28,406)
Total shareholders' equity	1,197,526	900,183
Total liabilities and shareholders' equity	$ 1,715,151	$ 1,430,652

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2013	2012	2013	2012
Revenues				
Rental income	$ 41,169	$ 26,444	$ 117,333	$ 74,272
Tenant reimbursements and other income	7,415	4,434	21,057	12,113
Total revenues	48,584	30,878	138,390	86,385
Expenses				
Real estate taxes	5,020	3,895	14,805	11,213
Other operating expenses	4,267	1,815	11,367	5,615
Depreciation and amortization	8,485	3,888	22,445	9,682
Acquisition related costs	790	583	1,479	1,258
General and administrative	3,208	2,626	8,884	5,664
Total expenses	21,770	12,807	58,980	33,432
Operating income	26,814	18,071	79,410	52,953
Interest expense (including amortization of debt premiums and deferred financing fees of $369, $358, $1,090 and $669, respectively)	(3,232)	(2,467)	(10,484)	(4,436)
Equity in earnings of an investee	64	115	219	189
Income before income tax expense	23,646	15,719	69,145	48,706
Income tax expense	(52)	-	(132)	-
Net income	$ 23,594	$ 15,719	$ 69,013	$ 48,706
Weighted average common shares outstanding	49,686	31,206	42,790	25,226
Net income per common share	$ 0.47	$ 0.50	$ 1.61	$ 1.93
Additional Data:				
General and administrative expenses / total revenues	6.6%	8.5%	6.4%	6.6%
General and administrative expenses / total assets (at end of period)	0.3%	0.2%	0.5%	0.5%
Non cash straight line rent adjustments [1]	$ 4,107	$ 1,336	$ 9,763	$ 3,402
Lease value amortization included in rental income [1]	$ (264)	$ (171)	$ (760)	$ (410)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)	For the Nine Months Ended September 30,	
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 69,013	$ 48,706
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	14,890	6,962
Net amortization of debt premiums and deferred financing fees	1,090	669
Amortization of acquired real estate leases	7,732	2,717
Amortization of deferred leasing costs	625	414
Provision for losses on rents receivable	180	322
Straight line rental income	(9,763)	(3,402)
Other non-cash expenses	1,115	360
Equity in earnings of equity investments	(219)	(189)
Change in assets and liabilities:		
Restricted cash	-	(42)
Rents receivable	(3,705)	1,159
Deferred leasing costs	(1,350)	(1,094)
Other assets	(4,509)	(3,732)
Due from related persons	585	-
Accounts payable and accrued expenses	1,686	2,826
Rents collected in advance	2,973	1,663
Security deposits	323	(13)
Due to related persons	(463)	1,333
Cash provided by operating activities	80,203	58,659
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(293,631)	(236,538)
Real estate improvements	(3,869)	(963)
Investment in Affiliates Insurance Company	-	(5,335)
Cash used in investing activities	(297,500)	(242,836)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	283,510	180,814
Proceeds from borrowings	308,000	806,500
Repayments of borrowings	(323,161)	(364,500)
Deferred financing fees	(1,194)	(6,521)
Repayment of demand note	-	(400,000)
Distributions to common shareholders	(55,691)	(15,288)
Owner's net distributions	-	(6,138)
Cash provided by financing activities	211,464	194,867
Increase (decrease) in cash and cash equivalents	(5,833)	10,690
Cash and cash equivalents at beginning of period	20,373	-
Cash and cash equivalents at end of period	$ 14,540	$ 10,690

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)



	For the Nine Months Ended September 30,	
	2013	2012
Supplemental disclosures:		
Interest paid	$ 9,294	$ 2,956
Income taxes paid	325	-
Non-cash investing activities:		
Real estate acquired by issuance of shares and assumption of demand note	$ -	$ (913,286)
Real estate acquired by assumption of mortgage notes payable	$ -	$ (26,000)
Non-cash financing activities:		
Issuance of common shares	$ 577	$ 513,647
Issuance of demand note	$ -	$ 400,000
Assumption of mortgage notes payable	$ -	$ 26,000



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of September 30, 2013:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [4]	1.480%	1.480%	$ 80,000	3/11/2016	$ 80,000	2.4
Term loan (LIBOR + 155 bps) [5]	1.730%	1.730%	350,000	7/11/2017	350,000	3.8
Total / weighted average floating rate debt	1.683%	1.683%	$ 430,000		$ 430,000	3.5
Secured Fixed Rate Debt:						
Two properties in Carlsbad, CA	5.950%	4.200%	$ 18,286	9/1/2017	$ 17,314	3.9
One property in Chelmsford, MA	5.689%	3.860%	7,500	1/1/2016	7,500	2.3
Total / weighted average secured fixed rate debt	5.874%	4.101%	$ 25,786		$ 24,814	3.4
Debt Summary:						
Total / weighted average floating rate debt	1.683%	1.683%	$ 430,000		$ 430,000	3.5
Total / weighted average secured fixed rate debt	5.874%	4.101%	25,786		24,814	3.4
Total / weighted average debt	1.921%	1.820%	$ 455,786		$ 454,814	3.5

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage notes payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

[3] Secured debt excludes unamortized premiums of $1,523; total debt outstanding as of September 30, 2013, including unamortized premiums, was $457,309.

[4] Represents amounts outstanding on our $750,000 revolving credit facility at September 30, 2013. Interest rate is as of September 30, 2013 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[5] Represents amounts outstanding on our $350,000 term loan at September 30, 2013. Interest rate is as of September 30, 2013.

DEBT MATURITY SCHEDULE

(dollars in thousands)



	Scheduled Principal Payments As of September 30, 2013		
Year	Unsecured Floating Rate Debt	Secured Fixed Rate Debt [3]	Total [3]
10/1/2013 - 12/31/2013	$ -	$ 56	$ 56
2014	-	230	230
2015	-	245	245
2016	80,000 [1]	7,757	87,757
2017	350,000 [2]	17,498	367,498
Total	$ 430,000	$ 25,786	$ 455,786
Percent	94.3%	5.7%	100.0%

[1] Represents amounts outstanding on our $750,000 revolving credit facility at September 30, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents amounts outstanding on our $350,000 term loan at September 30, 2013. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premiums of $1,523; total debt outstanding as of September 30, 2013, including unamortized premiums, was $457,309.

LEVERAGE AND COVERAGE RATIOS



(dollars in thousands)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Leverage Ratios:					
Total debt / total market capitalization	26.2%	35.7%	37.2%	32.7%	37.9%
Total debt / total book capitalization	27.6%	40.2%	40.5%	34.4%	39.7%
Total debt / gross book value of real estate assets [1]	26.9%	39.5%	39.7%	34.0%	38.9%
Variable rate debt / total assets	25.1%	37.0%	37.3%	31.1%	35.6%
Secured fixed rate debt / total assets	1.6%	1.7%	1.7%	1.9%	2.3%
Total debt / total assets	26.7%	38.7%	39.0%	33.0%	37.9%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	11.2x	9.0x	9.6x	8.6x	9.2x
Total debt / annualized Adjusted EBITDA [2]	3.2x	4.5x	4.6x	4.4x	5.2x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount.

CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)



	For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Tenant improvements [1]	$ 679	$ 656	$ 238	$ 411	$ 111
Leasing costs [2]	176	956	212	465	221
Building improvements [3]	137	71	14	1,287	84
Recurring capital expenditures	992	1,683	464	2,163	416
Development, redevelopment and other activities [4]	691	363	(295) [5]	1,083	305
Total capital expenditures	$ 1,683	$ 2,046	$ 169	$ 3,246	$ 721

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[3] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

[5] Includes defective building materials received and accrued for during the fourth quarter of 2012 that were returned to the supplier during the first quarter of 2013.

ACQUISITIONS INFORMATION SINCE 1/1/2013

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



Date Acquired	Location	Hawaii/Mainland	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Major Tenant
1/16/2013	Addison, TX	Mainland	2	554	105,000	190	9.0%	13.0	100.0%	Bank of America, N.A.
2/28/2013	Provo, UT	Mainland	2	125	34,720	278	9.0%	11.8	100.0%	Vivint, Inc.
3/19/2013	San Antonio, TX	Mainland	1	100	18,600	186	9.2%	8.3	100.0%	Hartford Fire Insurance Company
7/2/2013	Richmond, VA	Mainland	1	311	143,600	462	8.0%	10.0	100.0%	MeadWestvaco Corporation
10/16/2013	Vernon Hills, IL	Mainland	1	100	18,000	180	7.4%	10.2	100.0%	Baxter Heathcare Corporation
	Total / Weighted Average		7	1,190	$ 319,920	$ 269	8.5%	11.2	100.0%	

[1] Represents the gross contract purchase price, excluding acquisition costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including any assumed debt and excluding acquisition related costs.

[3] Average remaining lease term weighted on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.

PORTFOLIO INFORMATION



1360 Pali Highway, Honolulu, HI
Major Tenant: Safeway Stores, Inc.
Retail Property
Lease Expiration: 2018

PORTFOLIO SUMMARY BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

Key Statistic	As of and For the Three Months Ended September 30, 2013		
	Hawaii Properties	Mainland Properties	Total
Number of properties	229	44	273
Percent of total	83.9%	16.1%	100.0%
Total square feet	17,793	7,909	25,702
Percent of total	69.2%	30.8%	100.0%
Leased square feet	16,655	7,909	24,564
Percent leased	93.6%	100.0%	95.6%
Total revenues	$ 20,216	$ 28,368	$ 48,584
Percent of total	41.6%	58.4%	100.0%
NOI [1]	$ 15,689	$ 23,608	$ 39,297
Percent of total	39.9%	60.1%	100.0%

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Number of Properties:				
Hawaii Properties	228	228	228	228
Mainland Properties	25	25	23	23
Total	253	253	251	251
Square Feet: [3]				
Hawaii Properties	17,743	17,723	17,743	17,723
Mainland Properties	4,195	4,195	3,649	3,649
Total	21,938	21,918	21,392	21,372
Percent Leased: [4]				
Hawaii Properties	93.6%	93.1%	93.6%	93.1%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	94.8%	94.4%	94.7%	94.3%
Total Revenues:				
Hawaii Properties	$ 20,147	$ 18,014	$ 61,180	$ 56,158
Mainland Properties	11,094	11,020	25,774	25,100
Total	$ 31,241	$ 29,034	$ 86,954	$ 81,258
NOI: [5]				
Hawaii Properties	$ 15,638	$ 14,025	$ 48,286	$ 43,662
Mainland Properties	9,571	9,512	21,714	21,224
Total	$ 25,209	$ 23,537	$ 70,000	$ 64,886
NOI % Change:				
Hawaii Properties	11.5%		10.6%	
Mainland Properties	0.6%		2.3%	
Total	7.1%		7.9%	

[1] Consists of properties that we owned continuously since July 1, 2012.

[2] Consists of properties that were owned continuously since January 1, 2012 by CWH until contributed to us on February 16, 2012.

[3] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI for all our properties and a reconciliation of that amount to net income determined in accordance with GAAP.



LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Properties	273	272	272	267	260
Total sq. ft. [1]	25,702	25,391	25,371	24,592	23,907
Square feet leased	24,564	24,242	24,312	23,424	22,684
Percentage leased	95.6%	95.5%	95.8%	95.3%	94.9%
Leasing Activity (Sq. Ft.):					
New leases	-	51	113	59	21
Renewals	72	1	3	375	113
Total	72	52	116	434	134
% Change in GAAP Rent: [2]					
New leases	0.0%	41.4%	62.1%	54.7%	4.7%
Renewals	-12.8%	4.3%	-15.2%	25.9%	-8.7%
Weighted average	-12.8%	38.0%	53.0%	35.2%	-3.1%
Leasing Costs and Concession Commitments: [3]					
New leases	$ -	$ 432	$ 537	$ 305	$ 242
Renewals	32	5	10	18	10
Total	$ 32	$ 437	$ 547	$ 323	$ 252
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ -	$ 8.47	$ 4.75	$ 5.17	$ 11.52
Renewals	$ 0.44	$ 5.00	$ 3.33	$ 0.05	$ 0.09
Total	$ 0.44	$ 8.40	$ 4.72	$ 0.74	$ 1.88
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	-	16.4	6.8	8.2	6.2
Renewals	10.4	3.3	4.3	11.6	6.1
Total	10.4	16.0	6.8	11.1	6.1
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3]					
New leases	$ -	$ 0.52	$ 0.70	$ 0.72	$ 1.89
Renewals	$ 0.04	$ 1.52	$ 0.77	$ -	$ 0.02
Total	$ 0.04	$ 0.53	$ 0.69	$ 0.08	$ 0.34

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)



Property Type	Total Sq. Ft. [1] As of 9/30/2013	Sq. Ft. Leases Executed During the Three Months Ended 9/30/2013		
		New	Renewals	Total
Hawaii Properties	17,793	-	72	72
Mainland Properties	7,909	-	-	-
Total	25,702	-	72	72

				Sq. Ft. Leased			
Property Type	As of 6/30/2013	6/30/2013 % Leased [2]	Expired	New and Renewals	Acquisitions / (Sales)	As of 9/30/2013	9/30/2013 % Leased
Hawaii Properties	16,644	93.5%	(72)	83 [3]	-	16,655	93.6%
Mainland Properties	7,598	100.0%	-	-	311	7,909	100.0%
Total	24,242	95.5%	(72)	83	311	24,564	95.6%

[1] Subject to modest remeasurements when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.

[3] Includes an 11 square foot lease with a term of less than one year.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Bank of America, N.A.	Mainland Properties	554	2.3%	7.3%	1/31/2026
2	MeadWestvaco Corporation	Mainland Properties	311	1.3%	6.2%	6/30/2023
3	Orbital Sciences Corporation	Mainland Properties	337	1.4%	5.4%	6/30/2023
4	Cinram Group, Inc.	Mainland Properties	1,371	5.6%	4.8%	8/30/2032
5	Novell, Inc.	Mainland Properties	406	1.7%	4.2%	11/30/2024
6	The Southern Company	Mainland Properties	448	1.8%	2.5%	12/31/2018
7	Tesoro Hawaii Corporation	Hawaii Properties	3,148	12.8%	2.2%	4/30/2019; 12/31/2019; 3/31/2024
8	Bookspan	Mainland Properties	502	2.0%	2.0%	9/23/2028
9	Vivint, Inc.	Mainland Properties	125	0.5%	1.9%	11/30/2024
10	Merkle Group, Inc.	Mainland Properties	120	0.5%	1.9%	5/31/2023
11	Shurtape Technologies, LLC	Mainland Properties	645	2.6%	1.8%	5/28/2024
12	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.8%	4/30/2020
13	Stratus Technologies, Inc.	Mainland Properties	287	1.2%	1.8%	5/31/2016
14	Servco Pacific, Inc.	Hawaii Properties	537	2.2%	1.8%	1/31/2029; 2/29/2032
15	Colgate - Palmolive Company	Mainland Properties	142	0.6%	1.6%	1/31/2024
16	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.5%	6/30/2021
17	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.4%	11/30/2022
18	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.4%	7/31/2019
19	Valassis Communications, Inc.	Mainland Properties	268	1.1%	1.3%	9/30/2023
20	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.4%	1.2%	12/31/2022; 7/31/2039
21	Sprint Nextel Corporation	Mainland Properties	140	0.6%	1.2%	7/31/2018
22	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.2%	10/30/2018
23	Manheim Services Corporation	Hawaii Properties	338	1.4%	1.2%	5/31/2016
24	Allied Building Products Corporation	Hawaii Properties	276	1.1%	1.1%	12/31/2028
25	Mattson Technology, Inc.	Mainland Properties	101	0.4%	1.1%	5/31/2017
26	Cisco Systems, Inc.	Mainland Properties	149	0.6%	1.0%	12/31/2015; 12/31/2017
	Total		11,089	45.3%	60.8%	

[1] Pursuant to existing leases as of September 30, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	Total as of 9/30/2013	2013	2014	2015	2016 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,793				
Leased sq. ft. [1]	16,655	287	257	319	15,792
Percent		1.7%	1.5%	1.9%	94.9%
Annualized rental revenue [2]	$ 77,059	$ 1,414	$ 1,084	$ 2,313	$ 72,248
Percent		1.8%	1.4%	3.0%	93.8%
Mainland Properties:					
Total sq. ft.	7,909				
Leased sq. ft. [1]	7,909	-	2	247	7,660
Percent		0.0%	0.0%	3.1%	96.9%
Annualized rental revenue [2]	$ 113,786	$ -	$ 33	$ 3,402	$ 110,351
Percent		0.0%	0.0%	3.0%	97.0%
Total:					
Total sq. ft.	25,702				
Leased sq. ft. [1]	24,564	287	259	566	23,452
Percent		1.2%	1.1%	2.3%	95.4%
Annualized rental revenue [2]	$ 190,845	$ 1,414	$ 1,117	$ 5,715	$ 182,599
Percent		0.7%	0.6%	3.0%	95.7%

[1] Pursuant to existing leases as of September 30, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)



Period / Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
10/1/2013 - 12/31/2013	18	287	1.2%	1.2%	$ 1,414	0.7%	0.7%
2014	12	259	1.1%	2.3%	1,117	0.6%	1.3%
2015	24	566	2.3%	4.6%	5,715	3.0%	4.3%
2016	21	1,288	5.2%	9.8%	8,509	4.5%	8.8%
2017	9	411	1.7%	11.5%	5,688	3.0%	11.8%
2018	12	1,590	6.5%	18.0%	14,958	7.8%	19.6%
2019	14	1,774	7.2%	25.2%	6,749	3.5%	23.1%
2020	5	318	1.3%	26.5%	4,211	2.2%	25.3%
2021	6	666	2.7%	29.2%	4,916	2.6%	27.9%
2022	67	3,063	12.5%	41.7%	21,410	11.2%	39.1%
Thereafter	88	14,342	58.3%	100.0%	116,158	60.9%	100.0%
Total	276	24,564	100.0%		$ 190,845	100.0%	
Weighted average remaining lease term (in years)		12.1			11.1		

[1] Rented square feet is pursuant to existing leases as of September 30, 2013, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

HAWAII LAND RENT RESET SUMMARY



(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	9/30/2013	6/30/2013	3/31/2013	12/31/2012	9/30/2012
Number of resets	2	2	17	10	1
Square feet	77	69	704	365	105
Percent change in GAAP rent [1]	29.4%	57.0%	50.1%	59.4%	42.9%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
10/1/2013 - 12/31/2013	37	1,645	$ 7,373 [3]
2014	6	2,810	4,695
2015	6	666	2,362
2016 and Thereafter	60	4,616	24,549
Total	109	9,737	$ 38,979

[1] Percent difference in prior rents charged for same space. Reset rents include expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of September 30, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our condensed consolidated statement of income includes estimated rental rate adjustments related to approximately 98% of the amount scheduled to be reset between October 1, 2013 and December 31, 2013.

EXHIBITS

16100 North Dallas Parkway, Addison, TX
Major Tenant: Bank of America N.A.
Office Property
Lease Expiration: 2024



CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)



EXHIBIT A

(dollars in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Calculation of NOI:				
Rental Income	$ 41,169	$ 26,444	$ 117,333	$ 74,272
Tenant reimbursements and other income	7,415	4,434	21,057	12,113
Real estate taxes	(5,020)	(3,895)	(14,805)	(11,213)
Other operating expenses	(4,267)	(1,815)	(11,367)	(5,615)
NOI	$ 39,297	$ 25,168	$ 112,218	$ 69,557
Reconciliation of NOI to Net Income:				
NOI	$ 39,297	$ 25,168	$ 112,218	$ 69,557
Depreciation and amortization	(8,485)	(3,888)	(22,445)	(9,682)
Acquisition related costs	(790)	(583)	(1,479)	(1,258)
General and administrative	(3,208)	(2,626)	(8,884)	(5,664)
Operating income	$ 26,814	$ 18,071	$ 79,410	$ 52,953
Interest expense	(3,232)	(2,467)	(10,484)	(4,436)
Equity in earnings of an investee	64	115	219	189
Income tax expense	(52)	-	(132)	-
Net Income	$ 23,594	$ 15,719	$ 69,013	$ 48,706

We calculate NOI as shown above. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that NOI may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net income	$ 23,594	$ 15,719	$ 69,013	$ 48,706
Plus: interest expense	3,232	2,467	10,484	4,436
Plus: income tax expense	52	-	132	-
Plus: depreciation and amortization	8,485	3,888	22,445	9,682
EBITDA	35,363	22,074	102,074	62,824
Plus: acquisition related costs	790	583	1,479	1,258
Adjusted EBITDA	$ 36,153	$ 22,657	$ 103,553	$ 64,082

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2013	9/30/2012	9/30/2013	9/30/2012
Net income	$ 23,594	$ 15,719	$ 69,013	$ 48,706
Plus: depreciation and amortization	8,485	3,888	22,445	9,682
FFO	32,079	19,607	91,458	58,388
Plus: acquisition related costs	790	583	1,479	1,258
Normalized FFO	$ 32,869	$ 20,190	$ 92,937	$ 59,646
Weighted average common shares outstanding	49,686	31,206	42,790	25,226
FFO per share	$ 0.65	$ 0.63	$ 2.14	$ 2.31
Normalized FFO per share	$ 0.66	$ 0.65	$ 2.17	$ 2.36

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and between us and other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Comprehensive Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.